Exhibit 99.44

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

October 22, 2018

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on October 16, 2018 and disseminated on newswires in Canada and United States.

Item 4 -	Summary of Material Change

Prometic announces positive feedback from FDA Type-C meeting on RyplazimTM (plasminogen) BLA.

Item 5 -	Full Description of Material Change

Prometic Life Sciences Inc. (“Prometic” or the “Corporation”) announced that it has completed a Type C meeting in which the FDA agreed with the Company’s proposed action plan for the implementation of additional analytical assays and in-process controls related to RyplazimTM (plasminogen) manufacturing process. As a result of the feedback received during the Type C meeting, Prometic is finalizing the process performance qualification (PPQ) protocol in anticipation of commencing the manufacturing of additional RyplazimTM (plasminogen) conformance lots.

“We are pleased with the positive outcome of the Type C meeting regarding the plan that we submitted in response to the FDA’s list of items outlined in the CMC section of our RyplazimTM BLA,” said Bruce Pritchard, Chief Operating Officer and Chief Financial Officer of Prometic. “As a result of the feedback received, we will now continue with finalizing the remaining steps necessary to proceed with the running of RYPLAZIM™ conformance batches.”

“We have worked diligently with our external regulatory consultants to ensure that our proposed CMC changes would be satisfactory to the FDA,” commented Pierre Laurin, President and Chief Executive Officer of Prometic. “We believe that it was prudent and appropriate to first validate our plan with the agency prior to proceeding with the running of the additional conformance lots. We will continue to proceed in a careful and methodical manner and will provide further updates to our shareholders during our regularly-scheduled quarterly results communications.”

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Legal Officer and

Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

October 22, 2018

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Legal Officer and
Corporate Secretary